Exhibit 99.1

Hi everyone,

My name is Jennifer Yum and I am a Senior Specialist on the Masterworks acquisitions team.

Our newest offering is a minimalist sculpture by the conceptual artist, Carl Andre.

To provide investment quality offerings by the artist, our acquisitions team has reviewed 20 examples of Andre’s work, many of which are priced in excess of $2 million. Of these examples, this is the first we have selected to be offered on the Masterworks platform.

The work belongs to Andre’s series of metal floor sculptures, referred to as “Plains,” and entitled by the materials used in each work. Other works from the same series are included in notable museum collections, such as the Tate in London and the Art institute of Chicago.

As of September 2022, large-scale, mixed-metal floor sculptures arranged in a checkerboard pattern similar to the offering account for four of the artist’s top ten auction records and have most recently sold at auction for as much as $3 million. These include “Copper-Steel Alloy Square” (1969), which sold for $3 million in October 2019 at Christie’s, London, “Steel-Lead Alloy Square” (1969), which sold for $2.4 million in November of 2011 at Christie’s, New York, and “Aluminum Steel Plain” (1969), which sold for $2 million in November 2006 at Christie’s, New York.

The current offering is titled “xMxaxgxnxexsxixuxmx-xLxexaxdx xPxlxaxixnx” and was completed by the artist in 1969. The sculpture was once part of a larger installation and centerpiece of the artist’s famed 1970 solo exhibition at the Guggenheim Museum in New York.

Between May 1987 to October 2019, auction sales of similar works to our offering have increased at an estimated annualized appreciation rate of 13.0%.

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